Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated April 23, 2010

MARKET ANNOUNCEMENT

In compliance with the Official Letter/CVM/SEP/GEA–2/nr 227/10, we hereby inform that the Management Proposal for the General Shareholders’ Meeting filed with the CVM on April 13th, 2010 was amended and updated in Ultrapar’s website today, with the following changes:

1.	Proposal for the destination of net earnings for the fiscal year – Annex 9-1-II
1.1. Item 7.a - Substitution of net earnings for net earnings per each type and class of share for the fiscal years of 2009, 2008, 2007 and 2006.

1.2. Item 15.a – Inclusion of a note clarifying that the reserve of retention of profits was formed in accordance with Article 196 of the Brazilian Corporate Law and that it includes both the portion of net income for the fiscal year and the realization of the revaluation reserve in the amount of R$ 1,750 thousand.

2.	Item 12.6 of the Annual Form (“Formulário de Referência”)
Information regarding the date of election and investiture and the office term of the members of the Board of Directors and Fiscal Council indicated or supported by the management or by the controlling shareholders were amended to reflect the office term starting April 28th, 2010, if such members are elected.

3.	Item 13.3 of the Annual Form
Information regarding the amounts set out in the management compensation plan for the fiscal years 2009 and 2010 upon achievement of the goals established, initially presented in terms of wage multiples, were replaced by amounts in local currency.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement)